SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: October 22, 2003	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number

1.1	Press Release

EXHIBIT 1.1

For Immediate Release

Contact:	Contact:
DenMOS Techonology Inc.	ChipMOS TECHNOLOGIES (Bermuda) LTD.
Administration Division	Investor Relations/Media Relations
Director Kageyama Shojiro	Dr. S.K. Chen
886-3-566-5865	886-6-507-7712
news@mail.denmos.com.tw	s.k._chen@chipmos.com.tw

DenMOS Technology and ChipMOS Taiwan Jointly Announce

Signing Assembly and Testing Agreement

Hsinchu, Taiwan, Oct. 22, 2003—DenMOS Technology Inc. (“DenMOS”) and ChipMOS TECHNOLOGIES INC. (“ChipMOS”), the 70% subsidiary owned by ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) (“ChipMOS Bermuda”), today jointly announced the signing of an agreement to guarantee the future capacity supply of LCD driver IC assembly and testing services to DenMOS for the next three years.

Through this agreement, ChipMOS guarantees to provide assembly and testing services to DenMOS for their LCD driver IC products and DenMOS also promises to gradually increase monthly order to the amount of eight million units in coming three years. ChipMOS agrees to prepare sufficient capacity to DenMOS, including expanding its capacity, according to the agreement. In other words, DenMOS guarantees to fully utilize the capacity reserved by ChipMOS.

Masatoshi Oshima, president of DenMOS, said, “DenMOS chooses ChipMOS, the number one LCD driver IC assembly and testing services provider in Taiwan, to be its partner, since its stable capacity supply and excellent quality control. DenMOS could thus focus most of its resources on LCD driver IC design with the sufficient capacity supply from ChipMOS in the next three years.”

S.J. Cheng, deputy chairman and chief executive officer of ChipMOS Bermuda, said, “ChipMOS forms an alliance with DenMOS in LCD driver IC related business by a mutually beneficial way. We intend to become DenMOS’s best support and help strengthening its product vertical integration via this close relationship. DenMOS is one of the global leading fabless on LCD related devices. We are glad to have a long-term partnership with them. Through this agreement, DenMOS would have stable supply of LCD driver IC assembly and testing services from ChipMOS in the coming three years. It is always our strategy to provide assembly and testing service support continuously to our customers for keeping them competitive in the market.”

About DenMOS Techonology Inc.

DenMOS Technology was founded in 2001 in Hsinchu Science Park, with a joint venture of Mosel Vitelic and Sharp. It is a well-known fabless specializing in design, manufacture, and sale of both TFT-LCD and STN-LCD driver ICs, like Source Driver IC and Gate Driver IC. DenMOS is capable to provide vertical integration supply chain service of LCD driver ICs. For more information, please visit its company website at http://www.denmos.com.tw

About ChipMOS TECHNOLOGIES (Bermuda) LTD.

ChipMOS/Bermuda is a leading provider of semiconductor testing and assembly services to customers in Taiwan, Japan and the U.S. With advanced facilities in Taiwan and Shanghai, ChipMOS/Bermuda and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw